Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Organization
Civista Bank	Ohio
First Citizens Insurance Agency, Inc.	Ohio
Water Street Properties, Inc.	Ohio
First Citizens Investments, Inc.	Delaware
CIVB Risk Management, Inc.	Delaware
First Citizens Statutory Trust II	Connecticut
First Citizens Statutory Trust III	Delaware
First Citizens Statutory Trust IV	Delaware
Futura TPF Trust I	Delaware
Futura TPF Trust II	Delaware